Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.


06010471

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. excha

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	20 January 2006	No of sheets:	3

Current report 4/2006

The Management Board of KGHM Polska Miedź S.A. hereby provides a list of reports which were published in calendar year 2005. All reports which were published in 2005 are available on the website of the Company, www.kghm.pl

Type of report	Nr of report	Date	Subject
current report	1/2005	2005-01-04	Registration of change in share capital of INTERFERIE Spółka Akcyjna
current report	2/2005	2005-01-05	Significant packets of shares – change in share ownership by Deutsche Bank Trust Company Americas
current report	3/2005	2005-01-06	Signing of significant contract
current report	4/2005	2005-01-06	Expiry of contract
current report	5/2005	2005-01-11	Signing of significant contract
current report	6/2005	2005-01-19	Registration of change in share capital of the company PHU "Lubinpex" Sp. z o.o.
current report	7/2005	2005-01-24	Signing of significant contract
current report	8/2005	2005-01-27	Publication dates of periodic reports in 2005
current report	9/2005	2005-03-15	Dividend payment proposal
current report	10/2005	2005-03-16	Donation to MCZ S.A.
current report	11/2005	2005-03-17	Change in date of publication of annual report for 2004
current report	12/2005	2005-03-17	Registration of change in share capital of the company PHU "Lubinpex" Sp. z o.o.
current report	13/2005	2005-03-18	Significant packets of shares – change in share ownership by Deutsche Bank Trust Company Americas
current report	14/2005	2005-03-21	Declaration regarding implementation of Corporate Governance principles
current report	15/2005	2005-03-31	Ruling of the Regional Administrative Court on the conclusion of VAT proceedings
current report	16/2005	2005-04-11	Significant packets of shares – change in share ownership by Deutsche Bank Trust Company Americas
current report	17/2005	2005-04-15	Change in date of publication of consolidated annual report for 2004
current report	18/2005	2005-04-15	Purchase of shares of PeBeKa S.A. from DSI S.A.
current report	19/2005	2005-04-27	Ordinary General Shareholders Meeting – date and agenda
current report	20/2005	2005-04-27	Proposals related to dividend dates
current report	21/2005	2005-05-12	Significant packets of shares – change in share ownership by Deutsche Bank Trust Company Americas

dlw 1/25

current report	22/2005	2005-05-16	Proposed resolutions for the Ordinary General Shareholders Meeting
current report	23/2005	2005-05-20	Purchase of shares of PHP "MERCUS" spółka z o.o. from KGHM Metale S.A.
current report	24/2005	2005-05-24	Election of Management Board Member by employees
current report	25/2005	2005-05-25	Registration of changes in share capital of the company ZANAM-LEGMET Spółka z o.o.
current report	26/2005	2005-05-25	Evaluation of Company situation by the Supervisory Board
current report	27/2005	2005-05-25	Election of Supervisory Board Members by the employees of the Company
current report	28/2005	2005-06-03	Transactions between related entities
current report	29/2005	2005-06-08	Acquisition of shares in a newly-created company
current report	30/2005	2005-06-13	Registration of change in share capital of the company INOVA Centrum Innowacji Technicznych Sp. z o.o.
current report	31/2005	2005-06-16	Resolutions of the Ordinary GSM 15 June 2005
current report	32/2005	2005-06-16	Dividend for 2004
current report	33/2005	2005-06-16	Changes in the Supervisory Board of KGHM Polska Miedź S.A.
current report	34/2005	2005-06-22	Shareholders holding 5% of the votes at the Ordinary General Shareholders Meeting of 15 June 2005
current report	35/2005	2005-06-22	GDR program
current report	36/2005	2005-06-24	Changes in the Management Board of KGHM Polska Miedź S.A.
current report	37/2005	2005-06-28	Information on persons appointed to the Supervisory Board of the Company by the Ordinary General Shareholders Meeting on 15 June 2005
current report	38/2005	2005-06-29	Information on a person appointed to the Management Board of the Company by the Supervisory Board on 23 June 2005
current report	39/2005	2005-07-06	Registration of a change in share capital of the company Warszawska Fabryki Platerów Hefra Spółka Akcyjna
current report	40/2005	2005-07-08	Registration of a change in share capital of the company Przedsiębiorstwo Budowy Kopalń PeBeKa S.A.
current report	41/2005	2005-07-13	Purchase of significant packets of shares
current report	42/2005	2005-07-19	Registration of changes in Company Statutes by the National Court of Registration
current report	43/2005	2005-08-03	Registration of a change in share capital of the company Energetyka sp. z o.o.
current report	44/2005	2005-08-04	Registration of a change in share capital of PHU "Lubinpex" Sp. z o.o.
current report	45/2005	2005-08-30	Adjustment to the Budget for 2005 and Assumptions to the Technical-Economic Plan for the years 2005-2009
current report	46/2005	2005-09-06	Sale of shares by a Member of the Supervisory Board
current report	47/2005	2005-09-13	Confirmation by the Supervisory Board of an adjustment to the Budget for 2005 and assumptions to the Technical-Economic Plan for the years 2005-2009
current report	48/2005	2005-09-16	Change in date of publication of 1H 2005 report
current report	49/2005	2005-10-05	Significant packets of shares
current report	50/2005	2005-10-05	Combination of subsidiaries
current report	51/2005	2005-10-06	Registration of a change in share capital of the company Walcownia Metali Nieżelaznych Sp. z o.o.
current report	52/2005	2005-10-20	Change in publication date of H1 2005 consolidated financial report
current report	53/2005	2005-10-21	Budget for 2005 – update
current report	54/2005	2005-11-08	Signing of significant agreement by a subsidiary
current report	55/2005	2005-11-22	Significant packets of shares
current report	56/2005	2005-12-06	Agreement between KGHM Polska Miedź S.A. and Telefonia Dialog S.A.

current report	57/2005	2005-12-16	Agreement with MKM Mansfelder Kupfer und Messing GmbH in Hettstedt
current report	58/2005	2005-12-19	Suspension of members of the Management Board of the Company
current report	59/2005	2005-12-22	Registration of a change in share capital by Telefonia DIALOG S.A.
current report	60/2005	2005-12-28	Sale of shares by a Member of the Supervisory Board
current report	61/2005	2005-12-28	Contract with Tele-Fonika Kable S.A.
current report	62/2005	2005-12-30	Extraordinary General Shareholders Meeting - date and agenda
periodic reports			
periodic report		2005-02-14	quarterly report for Q4 2004
periodic report		2005-05-05	quarterly report for Q1 2005
periodic report		2005-08-04	quarterly report for Q2 2005
periodic report		2005-11-04	quarterly report for Q3 2005
periodic report		2005-03-01	consolidated quarterly report for Q4 2004
periodic report		2005-05-16	consolidated quarterly report for Q1 2005
periodic report		2005-08-16	consolidated quarterly report for Q2 2005
periodic report		2005-11-14	consolidated quarterly report for Q3 2005
periodic report		2005-09-20	half-year report for H1 2005
periodic report		2005-10-24	consolidated half-year report for H1 2005
periodic report		2005-03-21	annual report for 2004
periodic report		2005-04-19	consolidated annual report for 2004

Legal basis: art. 65 sec.1 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws Nr 184, item 1539)

WICEPREZES ZARZĄDU
Sławomir Pakulski

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk